Himalaya Shipping Ltd. (HSHP) Announces its Preliminary Results for the Three and Six Months Ended June 30, 2025

Hamilton, Bermuda, August 8, 2025

Himalaya Shipping Ltd. (“Himalaya,” “Himalaya Shipping” or the “Company”) announces preliminary unaudited results for the three and six months ended June 30, 2025.

Highlights for the Second Quarter of 2025

•Net income of $1.1 million and EBITDA1 of $20.9 million for the quarter ended June 30, 2025.
•Achieved average daily time charter equivalent (“TCE”) earnings of approximately $28,400 per day, gross2.
•Commencement of Lars-Christian Svensen as contracted CEO and appointment of Vidar Hasund as contracted CFO on April 1, 2025.
•In April 2025, the Board approved a grant of 200,000 share options to key human resources.
•On June 3, 2025, the Company successfully completed the uplisting from Euronext Expand to Euronext Oslo Børs.
•Declared cash distributions of $0.025, $0.03 and $0.05 per common share for April, May and June 2025, respectively.

Subsequent events

•Converted the index-linked time charters for four vessels to fixed rate time charters at an average rate of approximately US$35,300 per day, gross, from August 1, 2025 to September 30, 2025.
•Achieved average daily TCE earnings for July 2025 of appproximately $32,700 per day, gross.
•Declared a cash distribution $0.04 per common share for July 2025.

Contracted CEO, Lars-Christian Svensen commented:

“During the second quarter of 2025, the Baltic Capesize Index (BCI) averaged $18,681 per day, while the Himalaya fleet achieved average TCE earnings of around $28,400 per day over the same period. This performance underscores the strong capabilities and potential of our vessels, as well as the solid commercial execution to date. Of our 12 vessels, 10 were active in the spot market, earning an average premium of 42.2% over the Baltic 5TC (BCI) index (excluding scrubber benefits).

In the second quarter of 2025, the Baltic 5TC Capesize index averaged $18,681 per day, compared to $22,665 during the same period in the previous year. Despite a slow start to the year, particularly due to two major typhoons that disrupted iron ore exports from Australia in February 2025, the market has since rebounded. This recovery has been driven by a 27% year-on-year increase in global bauxite shipments in the first half of 2025, totaling 126 million MT, along with a 4% increase in iron ore exports from Brazil, totaling 195 million MT. Broken down by the three big commodities, we experienced a ton mile development of 1.5% decrease in iron ore, a 14% decrease in coal, offset by a 27% increase in bauxite. With a low order book and the emergence of more tonne-mile intensive trades, such as the Simandou project in Guinea expected to commence in November 2025, we anticipate a well-balanced market and a strong foundation for a potentially prolonged upward cycle.

The market continues to face US tariffs and trade war uncertainties, however, these have not directly impacted the Capesize and Newcastlemax segments, with less than 2% of exports of the total large size drybulk trades affected and no material impact on imports.

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including average daily TCE earnings, gross and EBITDA. EBITDA as presented above represents our net income (loss) plus depreciation of vessels and equipment; total financial expenses, net; and income tax expense. Please refer to the appendix of this report for a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure prepared in accordance with US GAAP.
2 Average daily TCE earnings, gross, as presented above, represents time charter revenues and voyage charter revenues adding back address commissions and divided by fleet operational days. Please refer to the appendix of this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measures prepared in accordance with US GAAP.

The Company has maintained its strategy of making monthly distributions to its shareholders. Given the limited need for capital expenditures, we expect a significant portion of free cash flow to be paid to shareholders. On August 7, 2025, we declared a cash distribution of $0.04 per share. If our positive market outlook materializes, there may be a potential to increase distributions.”

Management discussion and analysis

Consolidated Statements of Operations

Three months ended June 30, 2025:

(in $ millions)	Three months ended June 30, 2025	Three months ended June 30, 2024	Change ($)	Change (%)
Total operating revenues	29.9	31.2	(1.3)	(4)%
Vessel operating expenses	(7.1)	(5.6)	(1.5)	27%
Voyage expenses	(0.4)	(0.3)	(0.1)	33%
General and administrative expenses	(1.5)	(1.3)	(0.2)	15%
Depreciation	(7.3)	(6.5)	(0.8)	12%
Total operating expenses	(16.3)	(13.7)	(2.6)	19%
Operating income	13.6	17.5	(3.9)	(22)%
Total financial expenses, net	(12.5)	(10.6)	(1.9)	18%
Net income	1.1	6.9	(5.8)	(84)%
EBITDA	20.9	24.0	(3.1)	(13)%

Total operating revenues for the three months ended June 30, 2025 were $29.9 million, a $1.3 million decrease compared to the three months ended June 30, 2024. The decrease is mainly a result of the lower average Baltic 5TC Capesize Index of $18,681/day in the three months ended June 30, 2025, compared to $22,665/day in the same period in 2024. Average TCE earnings, gross, decreased from $34,600/day in the three months ended June 30, 2024 to $28,400/day in the three months ended June 30, 2025. This decrease was partially offset by the increase in the number of operating days in the three months ended June 30, 2025 to 1,092 days from 935 days in the three months ended June 30, 2024, as a result of the delivery and commencement of operations of the final three of the 12 vessels in our fleet (which we refer to as “ our remaining three vessels”) partway through the three months ended June 30, 2024.

Vessel operating expenses for the three months ended June 30, 2025 was $7.1 million, a $1.5 million increase compared to the three months ended June 30, 2024. The increase is mainly a result of the delivery and commencement of operations of the remaining three vessels, Mount Denali, Mount Aconcagua and Mount Emai, on April 19, June 6 and June 13, 2024, respectively. The Company achieved average vessel operating cost per day3 of $6,500 for the three months ended June 30, 2025, compared to $6,000 in the three months ended June 30, 2024.

Depreciation for the three months ended June 30, 2025 was $7.3 million, a $0.8 million increase compared to the three months ended June 30, 2024. The increase is mainly a result of the delivery and commencement of operations of the remaining three vessels partway through the three months ended June 30, 2024.

3 Average vessel operating cost per day is calculated by dividing vessel operating expenses in the period by the number of calendar days in the period.

Total financial expenses for the three months ended June 30, 2025 was $12.5 million, a $1.9 million increase compared to the three months ended June 30, 2024. This is mainly due to the increase in interest expense as a result of the increase in outstanding debt following the delivery of the remaining three vessels partway through the three months ended June 30, 2024, and cessation of interest capitalization on assets ready for their intended use.

Six months ended June 30, 2025:

(in $ thousands)	Six months ended June 30, 2025	Six months ended June 30, 2024	Change ($)	Change (%)
Total operating revenues	51.9	54.8	(2.9)	(5)%
Vessel operating expenses	(14.0)	(10.5)	(3.5)	33%
Voyage expenses	(0.5)	(0.7)	0.2	(29)%
General and administrative expenses	(2.6)	(2.7)	0.1	(4)%
Depreciation	(14.6)	(11.9)	(2.7)	23%
Total operating expenses	(31.7)	(25.8)	(5.9)	23%
Operating income	20.2	29.0	(8.8)	(30)%
Total financial expenses, net	(25.5)	(19.6)	(5.9)	30%
Net income	(5.3)	9.4	(14.7)	(156)%
EBITDA	34.8	40.9	(6.1)	(15)%

Total operating revenues for the six months ended June 30, 2025 were $51.9 million, a $2.9 million decrease compared to the six months ended June 30, 2024. The decrease is mainly a result of the lower Average Baltic 5TC Capesize Index of $15,794/day in the six months ended June 30, 2025 compared to $23,482/day in the same period in 2024. Average TCE earnings, gross decreased from $32,800/day in the six months ended June 30, 2024 to $24,800/day in the six months ended June 30, 2025. This decrease was partially offset by the increase in the number of operating days in the six months ended June 30, 2025 to 2,172 days from 1,733 days in the six months ended June 30, 2024.

Vessel operating expenses for the six months ended June 30, 2025 was $14.0 million, a $3.5 million increase compared to the six months ended June 30, 2024. The increase is mainly a result of the delivery and commencement of operations of the remaining six vessels in the six months ended June 30, 2024. The Company achieved average vessel operating cost per day of $6,400 for the six months ended June 30, 2025 compared to $6,100 in the six months ended June 30, 2024.

Depreciation for the six months ended June 30, 2025 was $14.6 million, a $2.7 million increase compared to the six months ended June 30, 2024. The increase is mainly a result of the delivery and commencement of operations of the remaining six vessels in the six months ended June 30, 2024.

Total financial expenses for the six months ended June 30, 2025 was $25.5 million, a $5.9 million increase compared to the six months ended June 30, 2024. This is mainly due to the increase in interest expense as a result of the increase in average balance of outstanding debt following the delivery of vessels in the six months ended June 30, 2024.

Consolidated Balance Sheets

Vessels and equipment as of June 30, 2025 was $838.4 million, a $14.6 million decrease compared to $853.0 million as of December 31, 2024. The decrease is due to vessel depreciation in the six months ended June 30, 2025.

Total debt as of June 30, 2025 was $701.2 million, a $12.7 million decrease compared to $713.9 million as of December 31, 2024. The decrease is primarily due to the repayments of principal on the sale and leaseback facilities of $14.0 million during the period, partly offset by amortization of deferred finance costs of $1.3 million.

Consolidated Statements of Cash Flows

Three months ended June 30, 2025

Net cash provided by operating activities was $8.3 million, compared to $17.6 million in the three months ended June 30, 2024. The decrease is primarily due to the decline in time charter revenues and associated cash receipts, an increase in vessel operating expenses and the timing of working capital movements. Included within net cash provided by operating activities in the three months ended June 30, 2025 are interest payments (net of capitalized interest) of $13.7 million compared to $9.6 million in the three months ended June 30, 2024.

Net cash used in investing activities was nil, compared to $159.4 million in the three months ended June 30, 2024, which consisted of installment payments and costs related to the delivery of Mount Denali, Mount Aconcagua and Mount Emai.

Net cash used in financing activities was $10.6 million, compared to $138.0 million net cash provided by financing activities in the three months ended June 30, 2024. Net cash used in financing activities in the three months ended June 30, 2025 primarily consisted of repayments on the sale and leaseback financings of $7.4 million and payments of cash distributions of $3.2 million. Net cash provided by financing activities in the three months ended June 30, 2024 primarily consisted of $147.7 million in draw downs under the sale and leaseback financing arrangements, partly offset by repayments on the sale and leaseback financings of $4.9 million, payment of deferred financing costs of $0.4 million and cash distributions of $4.4 million.
Six months ended June 30, 2025

Net cash provided by operating activities was $8.6 million, compared to $28.8 million in the six months ended June 30, 2024. The decrease is primarily due to the decline in time charter revenues and associated cash receipts, an increase in vessel operating expenses and the timing of working capital movements. Included within net cash provided by operating activities in the six months ended June 30, 2025 are interest payments (net of capitalized interest) of $26.2 million, compared to $15.2 million in the six months ended June 30, 2024.

Net cash used in investing activities was nil, compared to $313.2 million in the six months ended June 30, 2024, which consisted of installment payments and costs related to the delivery of Mount Bandeira, Mount Hua, Mount Elbrus, Mount Denali, Mount Aconcagua and Mount Emai.

Net cash used in financing activities was $3.3 million, compared to $280.8 million net cash provided by financing activities in the six months ended June 30, 2024. Net cash used in financing activities in the six months ended June 30, 2025 consisted of repayments on the sale and leaseback financings of $14.0 million and the revolving credit facility with Drew Holdings Ltd. (the “Drew facility”) of $6.0 million, and payments of cash distributions of $4.1 million, offset by net proceeds of $14.8 million from the private placement conducted in March 2025 and draw downs from the Drew facility of $6.0 million. Net cash provided by financing activities in the six months ended June 30, 2024 primarily consisted of $295.5 million drawn down from the sale and leaseback financing arrangements, slightly offset by repayments on the sale and leaseback financings of $8.3 million, payment of deferred financing costs of $1.6 million and payments of cash distributions of $4.8 million.

Liquidity and financing

The Company had cash and cash equivalents of $24.7 million as of June 30, 2025 and $10.0 million available to drawdown under the Drew Facility.

As of June 30, 2025, cash and cash equivalents included $12.3 million which the Company is required to maintain as minimum cash balance for all eight vessels under the sale and leaseback arrangements with CCB Financial Leasing Company Limited (“CCBFL”) and Jiangsu Financial Leasing Co. Ltd.

All of our vessels have been financed by Chinese leasing houses at a fixed bareboat rate with a maturity of seven years from the delivery of each vessel. This gives the Company a fixed financing cost for our vessels until the maturity of their respective leases.

Repayments on the financing for the installation of the scrubbers is expected to conclude by the first quarter of 2026. After repayment of the scrubber financing, the Company’s cash break-even will be reduced by approximately $800 per day. The Company's cash breakeven is currently $24,900 per day.

Commercial update

In the second quarter of 2025, the Company achieved average TCE earnings, gross of approximately $28,400 per day, including average daily scrubber benefits of approximately $1,200 per day. This is equivalent to a 52% premium to the Capesize index.

In addition, in the second quarter of 2025, the Company’s vessels trading on index-linked time charters earned approximately $27,700 per day, gross, including average daily scrubber benefits. Following the conversion of the index-linked time charters to fixed rate time charters for two vessels in the second quarter of 2025, the Company’s vessels trading on fixed rate time charters earned approximately $32,200 per day, gross, including average daily scrubber benefits.

The Baltic 5TC Capesize Index averaged $18,681 per day in the second quarter of 2025.

Fleet status

The table below sets forth information about our fleet and charters.

Vessel name	Built	Type				2026				2027				2028
			Q3		Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Mount Norefjell	2023	DF Newcastlemax	$32,000[1]			Index
Mount Ita	2023	DF Newcastlemax	Index
Mount Etna	2023	DF Newcastlemax	2	4	Index[3]
Mount Blanc	2023	DF Newcastlemax	2	4	Index[3]
Mount Matterhorn	2023	DF Newcastlemax	Index
Mont Neblina	2023	DF Newcastlemax	2	5	Index[3]
Mount Bandeira	2024	DF Newcastlemax	Index[3]
Mount Hua	2024	DF Newcastlemax	$31,500[1]			Index[3]
Mount Elbrus	2024	DF Newcastlemax	Index
Mount Denali	2024	DF Newcastlemax	2	6	Index[3]
Mount Aconcagua	2024	DF Newcastlemax	Index
Mount Emai	2024	DF Newcastlemax	Index

Option	Available

1 These vessels will continue to earn scrubber premium according to the terms of the existing time charter agreements
2 Index
3 Evergreen structure
4 $35,350 plus scrubber premium according to the terms of the existing time charter agreement
5 $35,145 plus scrubber premium according to the terms of the existing time charter agreement
6 $35,392 plus scrubber premium according to the terms of the existing time charter agreement

Market commentary

The Baltic 5TC Capesize index as of August 7, 2025 stands at $26,576 having averaged $17,079 year to date, a decrease from $23,666 during the same period in 2024.

Demand in the first half of 2025 was driven by strong shipmen ts of iron ore from Brazil and global bauxite exports, with volumes increasing by 7 million MT and 27 million MT year-on-year, respectively.

Overall, Capesize shipments remain flat year-on-year in the second quarter 2025, compared to the same period last year.

Imports to China continue to drive the Capesize market. Chinese imports on Capesize tonnage were 355 million MT in the second quarter of 2025, up by 3.5% compared to the 343 million MT during the same period in 2024.

Growth in vessel supply for large bulk carriers is still expected to be moderate in the coming years with expected Capesize deliveries of 4 million dwt (or 1 % of existing fleet) for the remainder of 2025, 11 million dwt (or 2.7 % of existing fleet) in 2026, 9.7 million dwt (or 2.4% of existing fleet) for 2027 and 6.4 million dwt (or 1.6% of existing fleet) after 2027.

Following a few recent domestic Chinese orders for Newcastlemax vessels, available newbuilding berths with delivery before the second half of 2028 are expected to be limited. Current newbuilding costs for a dual-fuel Newcastlemax in China are believed to be approximately $90 million.

We see potential upside to the future development in the Capesize market from current levels in the event of continued strong and increased exports of iron ore and bauxite from Brazil and West Africa. The Simandou project in Guinea is reported to be advancing at a good pace, with the first shipment reported to be expected in 2025 with a reported 30-month ramp-up to 60 million tonnes per annum for phase 1, and a reported additional 60 million tonnes per annum for phase 2. In addition, Vale has reported that it is targeting a 50 million tonnes per annum increase in capacity by 2026 from Vargem Grande, Capanema and S11D mine.

Key downside risks to the Capesize market include the risk of a continued economic slowdown in China, as well as the risk of heightened geopolitical tensions. Continued weakness in the Chinese property sector also represents an ongoing risk to Chinese steel demand.

Capesize fleet development

The global Capesize fleet stands at 404 million dwt as of July 30, 2025, up from 399 million dwt in August 2024. The current orderbook for Capesize dry bulk vessels currently stands at 8.9% of the existing fleet, up from 8% in 2024.

5.2 million dwt has been ordered so far in 2025, compared to 12.6 million dwt during the same period in 2024. 0.65 million dwt has been scrapped so far in 2025, compared to 0.53 million dwt during the same period in 2024.

Operational update

In the second quarter of 2025, our fleet had 1,092 operational days, and a utilization rate of 99.9% of our delivered vessels.

Outlook

Approximately 150 large bulk carriers are due for delivery prior to 2028 and we anticipate a significant number of vessels to be due for dry docking in the coming years. For comparison, more than 675 Capesize vessels which were delivered between 2010 and 2012 are due for their third special survey in the coming years, which potentially also implies steel renewals. According to Clarksons, more than 52% of the fleet will be older than 15 years by 2027.

Demand volume growth is expected to be moderate, but the sourcing of raw materials in the Atlantic basin to demand in the Far East is expected to continue to support longer sailing distances. The potential 160 mt per year incremental iron ore supply from Guinea and Brazil could, if all ends up in China and displaces domestically produced iron ore, mean demand for approximately 250 incremental Capesize equivalent ships.

In our view, Himalaya Shipping continues to have one of the most modern Newcastlemax fleets in the world. The dual fuel LNG capability of our vessels means that when a vessel is running on LNG, the CO2 emissions are more than halved compared to a standard Capesize index ship. Our modern fleet should be well positioned to take advantage of the regulatory challenges facing a majority of the Capesize fleet.

We believe that Himalaya’s structure, with index linked charters currently earning on average a 42.3% premium to the Baltic 5TC (BCI) index plus scrubber benefits, low G&A costs and financing with seven-year fixed bareboat rates (from the delivery of each vessel), positions us well to continue delivering solid returns to our shareholders in the coming years in what we believe will be an improving spot market.

Forward looking statements

This press release and any related discussions contain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to”, “plan,” “potential,” “will,” “may,” “should,” “potential” or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, statements about the benefits of our vessels, including reduced emissions when running on LNG, the terms of our charters and chartering activity including the information under “Fleet status”, dry bulk industry trends and market outlook, including market conditions and activity levels in the industry, including our anticipation of a well-balanced market and a strong foundation for a potentially prolonged upward cycle, the expectation that our structure positions us well to continue delivering solid returns to our shareholders in the coming years in what we believe will be an improving spot market, expected demand for vessels and expected drivers of demand including projects and expected output of projects and timing and expected additional shipping capacity resulting from projects such as those in Guinea and underlying assumptions, utilization of the global fleet and our fleet, expected trends in the global fleet including expected supply of new vessels in the coming years and expected cost of newbuilds, our breakeven point, statements about our capital strategy, dividend objectives and free cash flow distribution, expectations and plans, including a potential to increase distributions, expected limited need for capital expenditures and expectation of a significant portion of free cash flow to be paid to shareholders, statements made in the sections above entitled “Market commentary,” and “Outlook,” including expected trends in vessel supply and trends in the global fleet, expected drydocking, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements including:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•charter rates, operating days for our fleet and our ability to achieve charter rates above our break-even rate;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•demand for the products our vessels carry and the status of projects, and timing and number of production of projects that produce iron ore and other products we ship;
•changes in the supply of dry bulk vessels;
•our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•potential disruption of shipping routes due to accidents, hostilities or political events;
•our ability to refinance our debt as it falls due;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•the risk of a continued economic slowdown in China and continued weakness in the Chinese property sector and risks relating to Chinese steel demand;
•global economic and trade conditions, the impact of tariffs and trade wars, wars and geopolitical events and the risk of heightened geopolitical tensions;
•the progress and outcome of projects in Guinea and Brazil, including timing of completion of such projects and impact on the Capesize market;

•our ability to pay dividends and the amount of dividends we ultimately pay;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risks described under "Item 3. Key Information - D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on March 26, 2025.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Himalaya Shipping undertakes no and expressly disclaims any obligation to update publicly any forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise, except as required by law.

About Himalaya Shipping Ltd.

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Responsibility statement
We confirm that, to the best of our knowledge, the interim condensed consolidated financial statements for the first half of 2025, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the interim report for the first half year of 2025 includes a fair review of the information required under the Norwegian Securities Trading Act section 5-6 fourth paragraph.

August 8, 2025

The Board of Directors
Himalaya Shipping Ltd.
Hamilton, Bermuda

Bjorn Isaksen (Chairman of the Board)
Carl Erik Steen (Director)
Alexandra Kate Blankenship (Director)
Jehan Mawjee (Director)
Mi Hong Yoon (Director)

Questions should be directed to:

Lars-Christian Svensen: Contracted CEO, +47476 38756

APPENDIX

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Average TCE earnings is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Set forth below is a reconciliation of average TCE earnings to total operating revenues for the periods presented.

In $ millions, except per day and number of days	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Total operating revenues	29.9	31.2	51.9	54.8
Add: Address commissions	1.1	1.1	1.9	2.0
Total operating revenues, gross	31.0	32.3	53.8	56.8
Fleet operational days	1,092	935	2,172	1,733
Average TCE earnings	28,400	34,600	24,800	32,800

We present EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. Set forth below is a reconciliation of EBITDA to net income for the periods presented.

	Three months ended		Six months ended
In $ millions	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net income (loss)	1.1	6.9	(5.3)	9.4
Depreciation	7.3	6.5	14.6	11.9
Total financial expenses, net	12.5	10.6	25.5	19.6
Income tax	—	—	—	—
EBITDA	20.9	24.0	34.8	40.9

Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.

INTERIM FINANCIAL INFORMATION

SECOND QUARTER 2025

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Operating revenues
Time charter revenues	29.9	31.2	51.9	54.8
Total operating revenues	29.9	31.2	51.9	54.8

Operating expenses
Vessel operating expenses	(7.1)	(5.6)	(14.0)	(10.5)
Voyage expenses and commissions	(0.4)	(0.3)	(0.5)	(0.7)
General and administrative expenses	(1.5)	(1.3)	(2.6)	(2.7)
Depreciation	(7.3)	(6.5)	(14.6)	(11.9)
Total operating expenses	(16.3)	(13.7)	(31.7)	(25.8)

Operating income	13.6	17.5	20.2	29.0

Income (loss) from equity method investments	—	—	—	—

Financial income (expenses), net
Interest income	0.3	0.4	0.4	0.6
Interest expense, net of amounts capitalized	(12.8)	(11.0)	(25.9)	(20.2)
Total financial expenses, net	(12.5)	(10.6)	(25.5)	(19.6)
Net income (loss) before income tax	1.1	6.9	(5.3)	9.4
Income tax (expense) / credit	—	—	—	—
Net income (loss) attributable to shareholders of Himalaya Shipping Ltd.	1.1	6.9	(5.3)	9.4
Total comprehensive income (loss) attributable to shareholders of Himalaya Shipping Ltd.	1.1	6.9	(5.3)	9.4

Basic and diluted earnings (loss) per share	0.02	0.16	(0.12)	0.21

Himalaya Shipping Ltd.
Unaudited Consolidated Balance Sheets
(In $ millions except share and per share data)

	June 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	24.7	19.4
Trade receivables	0.4	1.2
Prepaid expenses and other current assets	8.0	6.2
Total current assets	33.1	26.8

Non-current assets
Equity method investments	0.4	0.3
Vessels and equipment, net	838.4	853.0
Total non-current assets	838.8	853.3
Total assets	871.9	880.1

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	23.7	24.3
Trade payables	2.0	0.8
Accrued expenses	6.3	7.2
Other current liabilities	3.0	3.5
Total current liabilities	35.0	35.8

Non-current liabilities
Long-term debt	677.6	689.6
Total non-current liabilities	677.6	689.6
Total liabilities	712.6	725.4

Shareholders’ Equity
Common shares of par value $1.00 per share: authorized 140,010,000 (2024: 140,010,000) shares, issued and outstanding 46,550,000 (2024: 43,900,000) shares	46.6	43.9
Additional paid-in capital	26.7	14.4
Contributed surplus	71.7	76.8
Retained earnings	14.3	19.6
Total shareholders’ equity	159.3	154.7
Total liabilities and shareholders’ equity	871.9	880.1

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ millions except share and per share data)

	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Cash Flows from Operating Activities
Net income (loss)	1.1	6.9	(5.3)	9.4
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Non-cash compensation expense related to stock options	0.1	0.1	0.1	0.2
Depreciation of vessels	7.3	6.5	14.6	11.9
Amortization of deferred finance charges	0.6	0.6	1.3	1.1
Equity in net income on equity method investment	—	—	—	—
Change in assets and liabilities:
Accounts receivable	0.3	0.3	0.8	(0.2)
Accounts payable	—	(0.1)	1.2	(0.5)
Accrued expenses	(1.5)	1.3	(1.8)	4.9
Prepaid expenses and other current assets	(0.6)	0.2	(1.8)	(0.1)
Other current liabilities	1.0	1.8	(0.5)	2.1
Net cash provided by operating activities	8.3	17.6	8.6	28.8

Cash Flows from Investing Activities
Additions to newbuildings	—	(159.4)	—	(313.2)
Net cash used in investing activities	—	(159.4)	—	(313.2)

Cash Flows from Financing Activities
Proceeds from issuance of common shares, net of paid issuance costs	—	—	14.8	—
Proceeds from issuance of long-term and short-term debt (net of deferred finance charges paid to lender)	—	147.7	—	295.5
Other deferred finance charges paid	—	(0.4)	—	(1.6)
Repayment of long-term and short-term debt	(7.4)	(4.9)	(20.0)	(8.3)
Drawdown of short-term debt	—	—	6.0	—
Payment of cash distributions	(3.2)	(4.4)	(4.1)	(4.8)
Net cash (used in) provided by financing activities	(10.6)	138.0	(3.3)	280.8

Net (decrease) increase in cash and cash equivalents	(2.3)	(3.8)	5.3	(3.6)
Cash and cash equivalents at the beginning of the period	27.0	25.7	19.4	25.5
Cash and cash equivalents at the end of the period	24.7	21.9	24.7	21.9

Supplementary disclosure of cash flow information	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Interest paid, net of capitalized interest	(13.7)	(9.6)	(26.2)	(15.2)

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Changes in Shareholders' Equity
(In $ millions except share and per share data)

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings/ (Accumulated deficit)	Total equity
Balance as of December 31, 2023	43,900,000	43.9	111.8	—	(1.5)	154.2
Transfer to contributed surplus		—	(97.9)	97.9	—	—
Share based compensation		—	0.1	—	—	0.1
Cash distributions to shareholders		—	—	(1.8)	—	(1.8)
Total comprehensive income		—	—	—	2.5	2.5
Balance as at March 31, 2024	43,900,000	43.9	14.0	96.1	1.0	155.0
Share based compensations		—	0.1	—	—	0.1
Cash distributions to shareholders		—	—	(4.8)	—	(4.8)
Total comprehensive income		—	—	—	6.9	6.9
Balance as of June 30, 2024	43,900,000	43.9	14.1	91.3	7.9	157.2

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings	Total equity
Balance as of December 31, 2024	43,900,000	43.9	14.4	76.8	19.6	154.7
Issue of shares	2,650,000	2.7	12.4	—	—	15.1
Equity issuance costs		—	(0.3)	—	—	(0.3)
Share based compensation		—	0.1	—	—	0.1
Cash distributions to shareholders		—	—	(0.7)	—	(0.7)
Total comprehensive income		—	—	—	(6.4)	(6.4)
Balance as at March 31, 2025	46,550,000	46.6	26.6	76.1	13.2	162.5
Share based compensations		—	0.1	—	—	0.1
Cash distributions to shareholders		—	—	(4.4)	—	(4.4)
Total comprehensive income		—	—	—	1.1	1.1
Balance as of June 30, 2025	46,550,000	46.6	26.7	71.7	14.3	159.3